EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2000 - December 31, 2004

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	Year ended December 31,
	2004	2003	2002	2001	2000
Fixed Charges, as Defined:
Interest on Long-Term Debt	$33,776	$33,258	$32,264	$30,224	$29,987
Other Interest	2,184	2,048	1,620	3,772	3,628
Amortization of Debt Discount and Expense	773	696	799	768	735
Interest Portion of Rentals	1,489	1,622	1,578	1,572	1,628

Total Fixed Charges, as defined	$38,222	$37,624	$36,261	$36,336	$35,978

Earnings, as Defined:
Net Income	$50,572	$45,983	$43,792	$50,187	$50,224
Taxes on Income	26,531	23,340	23,444	27,553	26,829
Fixed Charges, as above	38,222	37,624	36,261	36,336	35,978

Total Earnings, as defined	$115,325	$106,947	$103,497	$114,076	$113,031

Ratio of Earnings to Fixed Charges	3.02	2.84	2.85	3.14	3.14